InNexus Biotechnology Inc.
Analsysis of Working Capital and Burn Rate
Reviewing circumstances in the time frame of April 20, 2005

Working Capital Analysis			(In $CDN)
				Sale of
	Working Capital			Protokinetix
	Per Financial		Equity Raised
Quarter Ending	Statements		In Quarter
Jun, 2004	351,518
Sep, 2004	66,670		31,250
Dec, 2004	477,939		875,070
Mar, 2005	100,204		211,027
Jun, 2005	(9,995)		125,000	313,795	per June 30, 2005 audited financial report, page 3
			1,242,347	total per June 30, 2005 audited financial report, page 3

Burn Rate Analysis

Burn rate being defined for this analysis as financial statement expenses (FS Exp)
less amortization (Amort), less stock based compensation (SBC) if any.
				Burn Rate	Months	Burn Rate
	FS Exp	Amort	SBC	Period	in period	Avg Monthly

Year end Jun 30, 2005	2,231,120	(122,800)	(351,754)	1,756,566	12	146,381

Quarter end Mar 31, 2005	466,932	(39,732)		427,200	3	142,400

Nine months end Mar 31, 05	1,344,821	(91,874)	(138,407)	1,114,540	9	123,838

SUMMARY:

1. Around the date of April 20, 2005 the Company was showing significant declines in working capital
2. For the fiscal year 2005 the Company's esitmated Burn Rate per month is in the range of $125,000 to $140,000 not including any capital purchases (see definition above)
3. The Company raised equity during the year, however the amount does not appear to be sufficient to cover the ongoing burn rate and to keep the working capital positive.
4. During the quarter ended June 30, 2005 (April 20, 2005) the sale of Protokinentix appears to have contributed to the Company's working capital to a significant degree as, even with the sale, the Company still had a working capital deficancy of $9,995, and without the sale (or some other cash injection) the Company would have ended the year with a much larger working capital deficiency

CONCLUSION

The financial statements before and after the April 20, 2005 date appear to support the conclusion by Company management that the
Company had considerable cash difficulties at that date and the sale of ProtoKinetix shares may have been important for continued
operation of the Company.